United States securities and exchange commission logo





                           April 11, 2022

       Chong Chan Teo
       Chief Executive Officer
       Treasure Global Inc.
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: Treasure Global
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on March
23, 2022
                                                            CIK No. 0001905956

       Dear Mr. Teo:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Capitalization, page 42

   1. We note your response to comment 5. Please revise your capitalization table to only show accounts related to
indebtedness and stockholders' deficit. In addition, revise the pro forma column to include
the issuances of shares related to the conversions of debt and anti-dilution
agreements.
 Chong Chan Teo
FirstName   LastNameChong Chan Teo
Treasure Global  Inc.
Comapany
April       NameTreasure Global Inc.
       11, 2022
April 211, 2022 Page 2
Page
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Joel parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services